Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated January 13, 2012

File No. 333-177261

February 2, 2012

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated January 13, 2012 relating to this offering, referred to herein as the Preliminary Prospectus, included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-177261) relating to these securities. The Preliminary Prospectus has been updated by Amendment No. 5 to the Registration Statement, which can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1461993/000119312512028248/0001193125-12-028248-index.htm

The following information supplements and updates the information in the Preliminary Prospectus, and primarily relates to a decrease in the offering price, an increase in the number of shares offered by us in the offering, a reduction in the estimated net proceeds and an increase in indications of interest by certain of our existing securities holders and/or entities affiliated with one or more of our directors in purchasing common stock in this offering.

Common stock offered by us:	8,400,000 shares

Common stock to be outstanding after this offering:	19,768,962 shares (assumes a closing date of the offering of February 8, 2012)

Over-allotment option:	1,260,000 shares

Initial public offering price:	$6.00 per share

Net Proceeds:	Approximately $46.3 million, or approximately $53.4 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of Proceeds:	We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $46.3 million, based on the initial public offering price of $6.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise in full their over-allotment option, we estimate that our net proceeds from this offering will be approximately $53.4 million.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds of this offering for the following purposes:

•	$22.0 million to conduct and complete our planned Phase 3 trial for the oral formulation of CEM-101;

•	$4.0 million to complete our ongoing Phase 1 trial for the intravenous, or IV, formulation of CEM-101;

•	$3.0 million to fund formulation and manufacturing of drug product;

•	$4.0 million to fund our planned Phase 2 trial for Taksta for the treatment of prosthetic joint infections; and

•	the remainder for working capital and other general corporate purposes, including for additional costs and expenses associated with being a public company.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the ongoing status and results of the CEM-101 and Taksta clinical trials. We believe that the net proceeds from this offering and our existing cash and equivalents, including interest thereon, together with our expected draw of the $10.0 million available under the loan agreement with Hercules Technology Growth Capital, Inc., will be sufficient to fund our operations into 2014.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

To support our planned new drug application, or NDA, for the oral and IV formulations of CEM-101 for the treatment of community-acquired bacterial pneumonia, or CABP, we estimate that we will need approximately $9.2 million to conduct a number of studies to support Food and Drug Administration, or FDA, approval of CEM-101, including a thorough QT, or TQT, study to look at cardiac effects, and studies in patients with hepatic insufficiency and approximately $3.6 million to acquire the active pharmaceutical ingredient, or API, for our planned Phase 3 trials for the IV formulation of CEM-101. Based on the approximately $46.3 million in net proceeds from this offering, we will need to raise additional capital for those activities.

Future capital requirements:

We expect that the net proceeds from this offering, together with our existing cash and equivalents, and our expected draw of the $10.0 million available under the Hercules loan, will enable us to fund our operating expenses and capital expenditure requirements into 2014. We will need to obtain additional financing for the continued development of CEM-101, Taksta and our other product candidates prior to the commercialization of any of these product candidates. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Due to the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our product candidates.

Corporate conversion:	On February 2, 2012, we effected our conversion from a Delaware limited liability company to a Delaware corporation. As a result of the corporate conversion and assuming the closing of this offering:

•	533,839 outstanding common shares of Cempra Holdings, LLC converted into an aggregate of 533,839 shares of our common stock;

•

7,591,057 outstanding preferred shares of Cempra Holdings, LLC and all declared and unpaid yield thereon (as of February 2, 2012) converted into an aggregate of 9,958,502 shares of our common stock, based on the initial public offering price of $6.00;

•

outstanding options to purchase 715,811 common shares of Cempra Holdings, LLC became options to purchase an aggregate of 715,811 shares of our common stock, with exercise prices ranging from $0.475 to $2.47;

•

the August 2011 Notes and the accrued interest thereon (as of February 8, 2012, the anticipated closing date of this offering) will automatically convert into an aggregate of 876,621 shares of our common stock, based on the initial public offering price of $6.00; and

•

the August 2011 Warrants will automatically convert into warrants to purchase an aggregate of 208,332 shares of our common stock at an exercise price equal to the initial public offering price of $6.00.

In addition, in connection with the corporate conversion, the Hercules Warrant became exercisable for shares of our common stock rather than our Class C preferred shares. No other terms of the Hercules Warrant changed as a result of the corporate conversion

Pro forma as adjusted balance sheet data:	Based on the initial public offering price of $6.00 per share, and after giving effect to the corporate conversion and the conversion of the August 2011 Notes into shares of common stock and the conversion of the August 2011 Warrants into warrants to purchase shares of our common stock, on a pro forma as adjusted basis, all as of September 30, 2011, cash and equivalents would have been approximately $55.3 million and total shareholders’ equity would have been approximately $52.1 million.

Pro forma as adjusted capitalization data:	Based on the initial public offering price of $6.00 per share, and after giving effect to the corporate conversion and the conversion of the August 2011 Notes into shares of our common stock and the conversion of the August 2011 Warrants into warrants to purchase shares of our common stock, all as of September 30, 2011, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $145.1 million, total shareholders’ equity would have been approximately $52.1 million and total capitalization would have been approximately $52.1 million.

Dilution:	After giving effect to the corporate conversion and to the sale by us of 8,400,000 shares of common stock in this offering at the initial public offering price of $6.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been approximately $52.1 million, or approximately $2.67 per share. This represents an immediate increase in pro forma net tangible book value of $176.85 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of approximately $3.33 per share to investors purchasing in this offering.

Investors purchasing common stock in this offering will contribute 33.8% of the total amount invested by stockholders since our inception, and will own 43.0% of the shares of common stock outstanding.

Potential purchases by securities holders:	Certain of our existing securities holders and/or entities affiliated with one or more of our directors have indicated an interest in purchasing an aggregate of $25.0 million in shares of common stock in this offering at the initial public offering price. Based on the initial public offering price of $6.00 per share, these securities holders would purchase an aggregate of 4,166,667 of the 8,400,000 shares in this offering. Because indications of interest are not binding agreements or commitments to purchase, these securities holders may elect not to purchase any shares in this offering.

Principal stockholders:	After giving effect to the corporate conversion and immediately after the close of this offering, all current executive officers and directors, including entities affiliated with certain of our directors, as a group would beneficially own approximately 43.6% of our outstanding common stock; this figure does not include any shares that certain of our directors and/or entities affiliated with them have indicated an interest in purchasing in this offering.

RISK FACTORS

If we fail to obtain additional financing, we may not be able to complete the development and commercialization of CEM-101 or Taksta.

We need substantial amounts of cash to complete the clinical development of CEM-101 and Taksta. We estimate the cost of our research and development activities through the completion of our Phase 3 trial for oral CEM-101 for CABP will be approximately $22.0 million, our costs to complete our Phase 1 trial for the IV formulation of CEM-101 will be approximately $4.0 million and our Phase 2 trial for Taksta for prosthetic joint infections will be approximately $4.0 million and cost of drug product for those trials will be approximately $3.0 million, in addition to general and administrative expenses. We estimate that the net proceeds from this offering will be approximately $46.3 million, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We expect that the net proceeds from this offering and our existing cash and equivalents, including interest thereon, together with our expected draw of the $10.0 million available under the loan agreement with Hercules, will be sufficient to fund our capital requirements into 2014. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our clinical trials may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expect and we may be required to conduct additional trials requested by the FDA that could increase our costs significantly. We would also need to raise additional funds sooner if we choose to initiate clinical trials more rapidly than we presently anticipate or if we elect to conduct additional trials for alternate indications. In any event, we will require significant amounts of additional capital to obtain regulatory approval of and to commercialize CEM-101 and Taksta.

We may raise additional capital from the issuance of equity and/or debt securities, collaborations with third parties, out-licensing of rights to our product candidates and other means, or a combination of any of the above. Securing additional financing, however, will require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from our day-to-day activities, which may adversely affect our management’s ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of CEM-101 and/or Taksta;

•	seek collaborators for CEM-101 and/or Taksta at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; and

•	relinquish or license, potentially on unfavorable terms, our rights to CEM-101 and/or Taksta that we otherwise would seek to develop or commercialize ourselves.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts, and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus relating to and describing the terms of the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by calling (415) 364-2720; Leerink Swann LLC, One Federal Street, 37th Floor, Boston, Massachusetts 02110, or by calling (800) 808-7525; or Cowen and Company, LLC c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Prospectus Department, or by calling (631) 274-2806.